EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference security dividends for the periods indicated. As each of the ratios is less than one-to-one in each of the years presented, we have provided the coverage deficiency amounts for those periods. We have derived the deficiency of earnings from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year ended December 31,			Three months ended March 31, 2014
(in thousands, except for ratios)	2011	2012	2013
Earnings (loss):
Net income (loss) before taxes	$(6,110)	$(17,710)	$(48,320)	$(21,500)
Add: Fixed charges	177	259	719	210
Amortization of capitalized interest	—	—	—	—
Subtract: Interest capitalized	—	—	—	—
Preference security dividends	—	—	—	—

Total earnings (loss), as adjusted	$(5,933)	$(17,451)	$(47,601)	$(21,290)

Fixed charges:
Interest expensed and capitalized	$—	$—	$443	$157
Expenses related to indebtedness	—	—	—	—
Estimate of interest within rental expense	177	259	276	53
Preference security dividends	—	—	—	—

Total fixed charges	$177	$259	$719	$210
Preference security dividends	$—	$—	$—	$—

Combined fixed charges and preference security dividends	$177	$259	$719	$210

Ratio of earnings to fixed charges (1)(2)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(6,110)	$(17,710)	$(48,320)	$(21,500)

Ratio of earnings to combined fixed charges and preference security dividends (1)(2)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover combined fixed charges and preference security dividends	$(5,933)	$(17,451)	$(47,601)	$(21,290)

(1)	We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges and preference security dividends for such periods. All shares of Series A convertible preferred stock and Series B convertible preferred stock that existed prior to our initial public offering in May 2013 were converted into shares of common stock in connection with our initial public offering. As of the date hereof, no shares of preferred stock are outstanding.

(2)	For purposes of calculating the ratios, “earnings” are calculated as follows: (i) adding (a) pre-tax income (loss) from continuing operations before adjustment for income (loss) from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; and (ii) then subtracting from such sum (a) interest capitalized, (b) preference security dividend requirements and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charged. “Fixed charges” are calculated as the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense and (d) preference security dividend requirements. “Preference security dividends” are the amount of pre-tax earnings required to pay dividends on outstanding preference securities. The dividend requirement is computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).